Response Biomedical Joins Forces With General Dynamics
To Pursue Global Biodefense Markets

Vancouver, British Columbia, February 5, 2004 – Response Biomedical Corp. (RBM: TSX Venture Exchange), has formed an alliance with General Dynamics Canada Ltd., a business unit of General Dynamics Corp. (GD: NYSE), aimed at integrating the Response Biomedical RAMP System into General Dynamics Canada’s 4WARN System to meet the real-time biological agent surveillance needs of the military and homeland security agencies worldwide.

The 4WARN family of automated real-time detection systems enables early detection of biological agents through continuous air monitoring. The RAMP System provides rapid and reliable on-site results to confidently identify or dismiss a potential threat. Once integrated, the system will be able to both detect and specifically identify a variety of biological agents.

“We are pleased to collaborate with General Dynamics to combine our state-of-the-art technologies to produce an unprecedented biological agent detection and identification capability that will enable military and homeland security organizations to better defend against, and manage the consequences of, terrorist use of biological agents,” says Mr. Bill Radvak, President and CEO of Response Biomedical. “In addition to the initial development collaboration, this agreement is intended to create new and significant market opportunities for our RAMP technology as a complementary extension to the 4WARN System within the military and homeland security markets.”

With more than 80 RAMP Systems sold to date for biodefense, recent purchasers include the US Marine Corps, the Korean Government, UCLA, the States of New Jersey and West Virginia, the City of Philadelphia, and various public health and first response agencies in the US. The Company also recently trained additional UN biological weapons inspectors on RAMP and sold systems to the Japanese Military for use as part of the multinational forces in Iraq. Research conducted at the Edgewood Chemical Biological Center (ECBC), part of the US Army's Aberdeen Proving Ground and the Nation’s premier chemical and biological defense research and development organization, further evidences RAMP’s market leading performance.

Response Biomedical develops, manufactures and markets rapid on-site RAMP tests for medical and environmental applications providing reliable information in minutes, anywhere, every time. RAMP represents an entirely new class of diagnostic, with the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. The RAMP System consists of a portable fluorescent Reader and single-use, disposable Test Cartridges. RAMP tests are commercially available for the early detection of heart attack, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol “RBM”. For further information, please visit the Company’s website at www.responsebio.com.

General Dynamics Canada is Canada's leading defense electronics company, with more than 50 years' experience in systems integration and innovative, high-technology solutions. More information about this and other General Dynamics Canada products is available at www.gdcanada.com; inquiries should be directed to busdev.calgary@gdcanada.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. The statements made in this press release may contain certain forward-looking statements that involve a number of risks and uncertainties. Actual events or results may differ from the Company’s expectations.

Contact:
Don Bradley
Director, Corporate Communications,
Response Biomedical Corp.
Tel (604) 681- 4101 ext 202
Email: dbradley@responsebio.com